FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For June 12, 2003
Commission File Number: 0-30868

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F [ X ]                 Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): [ ]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): [ ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes [  ]                        No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX

Exhibit      Date            Description of Exhibit
-------      ----            ----------------------
  1       06/12/2003         CONVOCATION NOTICE OF THE ORDINARY MEETING OF
                             SHAREHOLDERS FOR THE 5th FISCAL YEAR

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Crosswave Communications Inc.


Date: June 12, 2003           By:  /s/  Yasuharu Fushimi
                                 ------------------------------------
                                        Yasuharu Fushimi
                                        Chief Financial Officer and
                                        Representative Director

EXHIBIT


(Translation)
                                                                  June 12, 2003
TO OUR SHAREHOLDERS:

                                        Koichi Suzuki
                                        Representative Director
                                        Crosswave Communications Inc.
                                        105, Kanda Jinbo-cho 1-chome Chiyoda-ku,
                                        Tokyo, Japan



                   CONVOCATION NOTICE OF THE ORDINARY MEETING
                     OF SHAREHOLDERS FOR THE 5th FISCAL YEAR

Dear Sirs:

   You are hereby requested to attend the ordinary meeting of shareholders for the 5th fiscal year of Crosswave Communications Inc. (the "Company"), which is to be held as outlined below.

    In the event you are unable to attend the meeting, please see the documents attached hereto, and return to the Company the proxy by indicating whether you agree or not to the proposals under each agendum and affixing your seal thereto.


1.       Date and time:                   2:30 p.m., June 27, 2003 (Friday)

2.       Place:                           IIJ Group Main Conference Room,
                                          on the 17th floor at Jinbo-cho Mitsui
                                          Bldg., 105, Kanda Jinbo-cho 1-chome,
                                          Chiyoda-ku, Tokyo, Japan

3.       Agenda of the meeting:

         Subjects to be reported:

         The business report, balance sheet and income statement of the 5th fiscal year (from April 1, 2002 to March 31, 2003)

         Subjects to be resolved:

         Item 1:  Approval of disposal of losses for the 5th fiscal year

         Item 2:  Amendments to the Articles of Incorporation

         Item 3:  Election of six directors

    The summary of the agenda is as stated in the "Reference Documents with Respect to Solicitation to Exercise Voting Rights by Proxy" attached hereto.
                                                                         - end -

(Reference Documents with Respect to CONVOCATION NOTICE OF THE
ORDINARY MEETING OF SHAREHOLDERS FOR THE 5th FISCAL YEAR) - (Translation)

                    Business Report for the Fifth Fiscal Year
                     (From April 1, 2002 to March 31, 2003)

I. Summary of Business
1.History and Results of Business
(1)Overview
    The Japanese economy in this fiscal year was marked by increased uncertainty amid the prolonged economic recession since the collapse of the bubble economy, due to flat personal consumption, problems related to bad loans, high unemployment rate, in addition to reduction of capital investments and significant decrease in corporate profit, and other factors such as tensions grew between the U.S. and U.K. and Iraq and commencement of war.
    Under these circumstances, while the various measures related to information technology led by the government, we can see the trend that telecommunications market have been shifting drastically from narrowband to broadband communications, which is fast and broader bandwidth, as represented by the spread of ADSL services for the internet connectivity. In the corporate market, wide-area Ethernet services as our Wide-area Ethernet Service and platform type network services as represented by the IP-VPN services have drawn customers' attention, resulting in increased needs for network communication services with higher quality and broader bandwidth. Furthermore, there is a tendency for such customers to expect telecommunications carriers to provide, besides the communication services, total solutions for their communication networks in general as outsourcing of intranet administration, etc. As a result, the customers' needs for communication services have become more sophisticated and more diversified.
    In this situation, with the goal of continuing to accommodate the needs of our customers for services with higher quality and broader bandwidth, we have further enhanced our market competitiveness by improving and expanding the quality and contents of the services and our capacity of providing solutions, mainly focusing on our "Wide-area Ethernet Platform Service".
    First, as for the "Wide-area Ethernet Platform Service", our flagship, we have taken the following measures in order to enhance our market competitiveness by pursuing differentiation from our competitors.
    We started providing 100Mbps item in June, 2002 and 10Mbps item in August, 2002 by using local access lines to connect to the "Wide-area Ethernet
Platform Service". As for new items related to access lines, we launched an additional new service that utilizes Mega Data Netz, the ATM service provided by Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation, as well as working to utilize the high-speed Ethernet service provided by Osaka Media Port K.K., thereby offering our customers wider variety of choices.
    As for our Wide-area Ethernet Platform Service, which we introduced prior to our competitors, differentiation, which precisely corresponds to the customers' needs has become increasingly important amid our competitors' launching the similar services. In awareness of our high reputation among our customers or system integrators, etc., we have further strived to enhance our market competitiveness by differentiation by means of launching new value-added services as follows in order to precisely grasp the needs of our customers.

    First, we started a trial service of the "IP Routing Port Service" which provides operation and maintenance of IP network based on the "Wide-area Ethernet Platform Service". This Service will be officially started on November, 2002. Second, in October, 2002, we started the "Network Monitoring Service" and "Managed Router Service", features where we lends a customer a router to connect to our "Wide-area Ethernet Platform Service" and at the same time manages it. Third, also on October, 2002, we started another service item which more readily segments an internal communications group in several communications groups and manages it by adding to the "Wide-area Ethernet Platform Service" a new item with a "Tag-Through" capability. Further, on November, 2002, we started
"QoS Service", the first service in Japan in pursuit of more advanced, efficient corporate network.
    The introduction of the SLA ,or service level agreement, the first in Japan for the "Wide-area Ethernet Platform Service", together with the promotion of abovementioned value-added services in order to enhance customers' satisfaction, were very well received by our customers and subsequently contributed to increase in sales of the "Wide-area Ethernet Network
Service", which already enjoyed a very high reputation in terms of its service quality.
    As a new platform type network service, though we have previously provided as "Wide-area Ethernet Platform Service" mainly to corporate customers which construct their private networks by connecting various business sites as a network service offering a wide bandwidth and high quality, we started to provide "Wide-area IP Platform Service" on June, 2002. The
"Wide-area IP Platform Service (Plemium-type) is a new service targeted at corporations which construct private networks by connecting hundreds or thousands of business sites throughout Japan by making use of broadband access lines such as ADSL and fiber-optic lines. In December, 2002, we also introduced "Wide-area IP Platform Service (Standard-type)" which allowed us to introduce more reasonable fees and, accordingly, allowed us to provide a wider solution to our customers.
    Furthermore, in order to respond to the needs for wider bandwidth network solutions of medium and small size companies that have not had a chance to actively utilize the intra-network, we are preparing to provide "Private IP Service", in an application of the service concept of our "Wide-area
IP Platform Service", a broadband network solution targeted at medium size companies having several to 20 or 30 business sites and enables them to construct a wider bandwidth intra-network. The service lineup of "Wide-area Ethernet Platform Service", "Wide-area IP Platform Service" and
"Private IP Service" enabled us to provide our platform type services to considerably wide range of customers.
    As for other network services, on April, 2002 we added the "Gigabit
Ether Backbone Service" to our High-Speed Backbone Service and concurrently added broadband lineups including 2.4Gbps and 9.6Gbps items in April 2002, thereby promoting the usage of broadband network of customers as internet providers or other telecommunication carriers.
    As for our "Data Center Service", while the conventional co-location service shows a stable trend, there is an increasing demand for data centers which integrate network resources, system resources and engineering resources, unlike the conventional type of data center functioning as a housing space. Under these circumstances, considering a prospective increase in demand, we started operation of Yokohama No. 1 Data Center and No. 1 Saitama Data Center, among the largest in scale nationwide in February, 2003. As a result of the completion of aforementioned data centers, we not only successfully strengthened the linkage among our data centers throughout Japan connected by high speed network but also realized an ideal environment which functions as a "business hub" rather than a mere data storage. This has been well received by our customers and we already received several orders for the new data centers.

    As for the operation of the Company, we have actively launched aggressive sales activities corresponding to the services strengthened as above and strengthened ties within IIJ group in terms of operation.
    We also worked for the reduction of the fixed expenses as a whole and for efficient cash flow based on the review of the capital investments, strengthening of the management system and reorganization within the Company.
    As an outcome of the above, we posted 20,024 million yen in total revenue (up 99.7% year over year) and 13,605 million yen in ordinary loss (up 20.1% year over year).

(2)Capital Expenditures
    During this fiscal year, we made capital expenditures in improvement of our network infrastructure and telecommunications equipment as demand activated device, etc. in view of a prospective increase in the demand for high-quality and broadband communications services. In addition, as for the data center business, we made capital expenditures for the construction of the large-scale data centers in Yokohama City, Kanagawa prefecture and Kawaguchi, Saitama prefecture, as the basic infrastructure for us to provide services. The capital expenditures for telecommunications equipment which was completed and came in service during this fiscal year amounted 18,947 million yen.

(3)Financing
    Our principal capital needs for this fiscal year have been met by, in addition to equity capital, the loans under the Syndicated Loan Agreement as of May 21, 2002 between Sumitomo Mitsui Banking Corporation, The Sumitomo Trust & Banking Co., Ltd., UFJ Bank Limited and Mizuho Corporate Bank, Ltd. The outstanding balance of the borrowings as of the end of this fiscal year was 10,000 million yen.

2. Tasks to be addressed by the Company
    As the Japanese economy is still in recession, the overall recovery appears to require more time while the structures of each industry are expected to be in continuous change.
    It is expected that the competition among the telecommunications carriers will intensify as a result of the customers' needs for more diversified and reasonable services amid the growing needs for a data communications service with a wider bandwidth and higher quality.
    Under such business environment, upon further strengthening the management system, we will strive to respond to more sophisticated and diversified customers' needs by effectively develop and launch services that accommodate customers' needs, as well as to provide solutions that effectively utilize the Yokohama No.1 Data Center and Saitama No.1 Data Center, among the largest in scale nationwide.
    Furthermore, we will strive to strengthen and stabilize our financial base in order to bring the Company out of the continuing deficit situation since our founding and strengthen the management base of the company.
    In taking on the above tasks, we will make every effort to develop our business in a manner that meets the expectations of our shareholders, and we aim to become the leading provider of broadband data communications services of the broadband era. We hope that our shareholders will continue to extend their kind support and encouragement.

3.Operating results and Changes in properties

                                                                                                              (in thousand yen)
-------------------- ---------------------- ------------------- ---------------------- ---------------------- -------------------
                        1st Fiscal Year     2nd Fiscal Year        3rd Fiscal Year        4th Fiscal Year     5th Fiscal Year
-------------------- ---------------------- ------------------- ---------------------- ---------------------- -------------------
                            FY 1998             FY 1999                FY 2000                FY 2001             FY2002
-------------------- ---------------------- ------------------- ---------------------- ---------------------- -------------------
Sales                               -             216,213              2,675,551             10,026,367          20,024,050
-------------------- ---------------------- ------------------- ---------------------- ---------------------- -------------------
Ordinary loss                    (128,885)         (5,096,883)            (7,980,931)           (11,329,509)        (13,605,026)
-------------------- ---------------------- ------------------- ---------------------- ---------------------- -------------------
Net loss                         (129,389)         (5,002,732)            (8,153,713)           (11,338,273)        (13,710,041)
-------------------- ---------------------- ------------------- ---------------------- ---------------------- -------------------
Net loss per share         (1,010.85)  yen    (12,506.83)  yen       (16,243.75 ) yen        (22,588.00) yen      (27,313.01)yen
-------------------- ---------------------- ------------------- ---------------------- ---------------------- -------------------
Total assets                     6,709,058          18,795,140             48,725,182             42,879,002          47,129,042
-------------------- ---------------------- ------------------- ---------------------- ---------------------- -------------------
Net assets                       6,270,610          14,867,877             36,083,059             24,753,958          11,034,415
-------------------- ---------------------- ------------------- ---------------------- ---------------------- -------------------
Net assets per share            48,989 yen          37,169 yen             71,884 yen             49,314 yen          21,983 yen
-------------------- ---------------------- ------------------- ---------------------- ---------------------- -------------------

(Note 1) Net loss per share and net assets per share of the 1st Fiscal Year through the 4th Fiscal Year are computed based on the total number of shares outstanding as of the balance sheet date, and net loss per share for 5th Fiscal Year are computed based on the average number of shares outstanding during the Fiscal Year.
(Note 2) Losses are indicated in parenthesis.
(Note 3) Operating Results of the 1st Fiscal Year covers the period from the Company's incorporation, October 28, 1998 to March 31, 1999.


II. Summary of the Company (As of March 31, 2003) 1.Main Businesses
    (1)Telecommunication business set forth in the Telecommunication Business
       Law
       Provision of High-speed Backbone Service, Wide-area Ethernet Platform Service, Wide-area IP Platform Service and Dial-up Port Service, etc.

    (2)Any and all businesses incidental or related to the preceding item Provision of Data Center Service, etc.

2.Main Offices

---------------------------------------------------------------- -------------------------------------------------------------
                             Name                                                          Address
---------------------------------------------------------------- -------------------------------------------------------------
                          Head office                            3-21 Kanda Nishiki-Cho, Chiyoda-ku, Tokyo
---------------------------------------------------------------- -------------------------------------------------------------
                         Osaka Branch                            2-1-1 Edobori, Osaka city, Osaka
---------------------------------------------------------------- -------------------------------------------------------------
                         Nagoya Branch                           24-30 Meieki-Minami 1-chome,
                                                                 Nakamura-ku, Nagoya city, Aichi
---------------------------------------------------------------- -------------------------------------------------------------
                   Yokohama No.1 Data Center                     25-3, Kitayamada 4-chome, Tsuzuki-ku,
                                                                  Yokohama-shi, Kanagawa
---------------------------------------------------------------- -------------------------------------------------------------
                   Saitama No.1 Data Center                      12-63, Kamiaoki 3-chome, Kawaguchi-shi, Saitama
---------------------------------------------------------------- -------------------------------------------------------------

(Note)
The head office of the Company has been relocated to 105, Kanda Jinbo-cho 1-chome Chiyoda-ku, Tokyo, Japan as of April 1, 2003. As of the same date, the Company set up its Kyushu branch at 1-1, Tenjin 1-chome, Chuo-ku, Fukuoka-shi, Fukuoka and the Sendai branch at 1-20, Kakyoin 1-chome, Aoba-ku, Sendai-shi, Miyagi.


3.Shares
    (1) Total number of shares issued: 2,007,840 shares

    (2) Total number of shares outstanding and capital
        Total number of shares outstanding: 501,960 shares
        Capital: JPY30,639,729,920

    (3)Number of shareholders as of the balance sheet date: 11
       (same as the end of the previous fiscal year)

    (4)Major Shareholders

----------------------------------------------- ----------------------------------- ------------------------------------------
Shareholders name                                   Investment by shareholders              Investment by the Company
                                                          in the Company                         in shareholders
                                                ----------------------------------- ------------------------------------------
                                                  Number of       Equity stake          Number of           Equity stake
                                                 shares held                            shares held
----------------------------------------------- -------------- -------------------- ------------------- ----------------------
Internet Initiative Japan Inc.                        175,000              34.863%      -                       -
----------------------------------------------- -------------- -------------------- ------------------- ----------------------
Toyota Motor Corp.                                    120,000              23.906%      -                       -
----------------------------------------------- -------------- -------------------- ------------------- ----------------------
Sony Corp.                                            120,000              23.906%      -                       -
----------------------------------------------- -------------- -------------------- ------------------- ----------------------
Depositary Nominee Incorporated                        75,523              15.046%      -                       -
----------------------------------------------- -------------- -------------------- ------------------- ----------------------
Itochu Corp.                                            4,000               0.797%      -                       -
----------------------------------------------- -------------- -------------------- ------------------- ----------------------
Sumitomo Corp.                                          4,000               0.797%      -                       -
----------------------------------------------- -------------- -------------------- ------------------- ----------------------
The Daiichi Mutual Life Insurance Co.                   3,000               0.598%      -                       -
----------------------------------------------- -------------- -------------------- ------------------- ----------------------
Total                                                 501,523              99.913%      -                       -
----------------------------------------------- -------------- -------------------- ------------------- ----------------------

(Note)
The number of shares owned by Depositary Nominee Incorporated (75,523 shares) includes 300,000,000 ADRs (American Depositary Receipts) that Internet Initiative Japan Inc. purchased in over-the-counter market in December 2000 (corresponding to 15,000 shares of the Company's common stock). Therefore, the substantial number of shares owned by Internet Initiative Japan Inc. amounts to 190,000 shares or 37.851% in the voting ratio.

4.Purchase, Disposal or Holding of Treasury Stock

    None


5.Employees

--------------------- -------------------------- ---------------------------- ------------------------- ---------------------------
Category              Number of employees        Annual Change                Average age               Average years of service
--------------------- -------------------------- ---------------------------- ------------------------- ---------------------------
Male                                        171                          +10                      33.3  1 year and 10 months
--------------------- -------------------------- ---------------------------- ------------------------- ---------------------------
Female                                       25                           +4                      30.1  1 year and 8 months
--------------------- -------------------------- ---------------------------- ------------------------- ---------------------------
Total                                       196                          +14                      32.9  1 year and 10 month
--------------------- -------------------------- ---------------------------- ------------------------- ---------------------------

(Note 1) Seconded employees are included in the figures of employees above. (Note 2) In addition to the above, there are 50 temporary staffs.


6.Business Combination
(1)Significant subsidiaries

--------------------------------- ------------------------------- ----------------------------- ---------------------------------
Company name                      Crosswave Facilities Inc.       Crosswave Services Inc.       Crosswave         Communications
                                                                                                America Inc.
--------------------------------- ------------------------------- ----------------------------- ---------------------------------
Capital                                           JPY250 million                 JPY50 million                     US$1,901,019
--------------------------------- ------------------------------- ----------------------------- ---------------------------------
Shareholding Ratio                                           60%                          100%                              100%
--------------------------------- ------------------------------- ----------------------------- ---------------------------------
Important business                Maintenance   of   fiber-optic  Resale   of   communications  Network operation between Japan
Content                           network                         services                                and the U.S.
--------------------------------- ------------------------------- ----------------------------- ---------------------------------

(2)Process of Business Combination
    As of August 1, 2002, the Company made an additional investment to Crosswave Communications America Inc. in the amount of US$901,019 in the form of an investment in kind with IRU over the international telecommunication band held by the Company.

(3)Results of Business Combination
    The sales of the above significant subsidiaries was 6,133 million yen and the net loss was 77 million yen.


7.Main sources of Borrowings

-------------------------------------------- --------------------------- ------------------------- ---------------------------
Source                                         Outstanding borrowings        Number of Shares          Shareholding Ratio
                                                                            held by the Source
-------------------------------------------- --------------------------- ------------------------- ---------------------------
Sumitomo Mitsui Banking Corporation                    JPY3,000 million                       327                       0.07%
-------------------------------------------- --------------------------- ------------------------- ---------------------------
UFJ Bank Limited                                       JPY3,000 million                         -                           -
-------------------------------------------- --------------------------- ------------------------- ---------------------------
Sumitomo Trust and Banking Company, Limited            JPY3,000 million                         -                           -
-------------------------------------------- --------------------------- ------------------------- ---------------------------
Mizuho Corporate Bank, Ltd.                            JPY1,000 million                         -                           -
-------------------------------------------- --------------------------- ------------------------- ---------------------------

(Note)

The borrowings from the above banks are the borrowings under the Syndicated Loan Agreement as of May 21, 2002.

8.Directors and statutory auditors

----------------------------------------- -------------------------- ------------------------------------------------------------
          Position in the Company                 Name               Assignment or main occupation
----------------------------------------- -------------------------- ------------------------------------------------------------
   President and Representative Director      Koichi Suzuki          President   and   Representative   Director   of   Internet
                                                                     Initiative Japan Inc.
----------------------------------------- -------------------------- ------------------------------------------------------------
               Vice President               Yasuharu Fushimi         CFO (Chief Financial Officer)
         and Representative Director                                 and CAO (Chief Accounting Officer)
----------------------------------------- -------------------------- ------------------------------------------------------------
               Vice President                  Akio Onishi           CEO (Chief Executive Officer)
         and Representative Director                                 Director of Internet Initiative Japan Inc.
----------------------------------------- -------------------------- ------------------------------------------------------------
             Executive Director             Takehisa Hayashi         CMO (Chief Marketing Officer)
----------------------------------------- -------------------------- ------------------------------------------------------------
                  Director                   Senji Yamamoto          President and Representative Director of
                                                                     Sony Communication Network Corp.
----------------------------------------- -------------------------- ------------------------------------------------------------
                  Director                  Katsushi Hattori         General Manger of
                                                                     Network Business Department, Toyota Motor Corp.
----------------------------------------- -------------------------- ------------------------------------------------------------
        Full-time Statutory Auditor          Keiichi Hasebe          Full-time Statutory Auditor
----------------------------------------- -------------------------- ------------------------------------------------------------
             Statutory Auditor                Masako Tanaka          General  Manager  of  Administrative   Division,   Internet
                                                                     Initiative Japan Inc.
----------------------------------------- -------------------------- ------------------------------------------------------------
             Statutory Auditor              Hideki Matsushita        Full-time Statutory Auditor of
                                                                     Internet Initiative Japan Inc.
----------------------------------------- -------------------------- ------------------------------------------------------------
             Statutory Auditor               Takemi Nagasaka         General Manager of Accounting Division
                                                                     in charge of consolidation management, Sony Corp.
----------------------------------------- -------------------------- ------------------------------------------------------------

Shifts etc. of directors and statutory auditors

(1) At the fourth ordinary general meeting of shareholders held on June 25, 2002, Mr. Masamitsu Tao resigned as director, and Mr. Katsushi Hattori assumed the office of director after being elected.
(2) At the extraordinary meeting of shareholder held on March 10, 2003, Mr. Hiromichi Koike resigned as full-time statutory auditor and Mr. Keiichi Hasebe assumed the office of full-time statutory auditor after being elected.
(3) All of the four statutory auditors are all outside statutory auditors pursuant to Article 18, paragraph 1 of the Law for Special Exceptions to Commercial Code concerning Audit, etc. of Stock Company.


III.Significant events which occurred after the Company's balance sheet date regarding the condition of the Company
     As described in "Events or conditions which may cause substantial doubt about the Company's ability to continue as a going concern" in 5 of Notes following the balance sheet and income statement.



This Business Report are created based upon the followings:

1. The above-stated amounts in thousand yen ignore the amounts less than 1,000 yen.
2. The summary of the Company is as of March 31, 2003, the balance sheet date, unless otherwise specified.

Crosswave Communications Inc.

                                  BALANCE SHEET
-------------------------------------------------------------------------------------------------
                              as of March 31, 2003
                                                                                (in thousand yen)
-------------------------------------------------------------------------------------------------
   Item                       Amount             Item                           Amount
-------------------------------------------------------------------------------------------------
   (Assets)                                        (Liabilities)
Fixed assets                              Fixed liabilities
 Fixed assets related to                         Long-term borrowings                 10,000,000
 telecommunications business
                                                 Other fixed liabilities              16,617,213
  Tangible fixed assets
   Machinery and equipment      2,916,822        Reserve for retirement
                                                  allowances                              99,967
                                                                                -----------------
   Antenna facilities               5,222     Total fixed liabilities                 26,717,180
                                                                                -----------------
   Terminal facilities              9,971
   Local line facilities        5,501,356 Current liabilities
   Civil engineering
     facilities                 1,626,757
   Buildings                      840,899        Fixed liabilities
                                                 expire  within one year period        2,956,956
   Structures                     188,523        Accounts payable                      5,283,519
   Tools, furniture and                          Accrued expenses
    fixtures                       39,217                                                875,427
   Construction in progress     5,319,862        Accrued income taxes,etc.                24,273
                              ------------
  Total tangible fixed assets  16,448,634        Deposits received                         9,134
  Intangible fixed assets                        Other current
                                                 liabilities                             228,134
                                                                                -----------------
   Submarine line usage right   2,099,135     Total current liabilities                9,377,446
                                              ---------------------------------------------------
   Facility usage right           592,853  Total liabilities                          36,094,626
                                          -------------------------------------------------------
   Software                       176,590
   Other intangible fixed
    assets                        312,003
                              ------------
  Total intangible fixed
   assets                       3,180,582
                              ------------
  Total fixed assets related
   to                                            (Stockholders' equity)
  telecommunications business  19,629,217
 Fixed assets related to
  incidental                              Capital
  business                                                                            30,639,729
  Tangible fixed assets                   Legal reserve
   Land                         8,000,032        Capital reserve                      18,729,166
                                                                                -----------------
   Buldings                    10,528,795     Total legal reserve                     18,729,166
   Other tangible fixed assets    513,592 Deficit
                              ------------
  Total tangible fixed assets                    Undisposed deficit for  the
                               19,042,419         current period                      38,334,150
  Intangible fixed assets          40,828        (Net loss for the period)           (13,710,041)
                              ------------                                      -----------------
  Total fixed assets related
   to                                         Total deficit
  incidental business          19,083,248                                             38,334,150
 Investments, etc.
   Investment securities                  Other balance of estimated value of
                                   70,011  securities                                      - 330
   Investments in affiliates      408,356
   Long-term prepaid expenses   1,269,506
                                          -      ------------------------------------------------
   Guarantee deposits             826,589  Total stockholders' equity                 11,034,415
                                          -------------------------------------------------------
   Other investments, etc.        170,399
   Reserve for doubtful
   accounts                     - 155,719
                              ------------
  Total investments, etc.       2,589,144
                              ------------
 Total fixed assets            41,301,609
Current assets
   Cash on hand and time
    deposits                      825,162
   Accounts receivable -
   trade                        3,159,507
   Accounts receivable -
   other                          484,572
   Supplies                       235,254
   Prepaid expenses               330,752
   Other current assets           817,721
   Reserve for doubtful
   accounts                      - 25,539
                              ------------
 Total current assets           5,827,432
-------------------------------------------------------------------------------------------------
 Total assets                              Total liabilities and stockholders'
                               47,129,042   equity                                    47,129,042
-------------------------------------------------------------------------------------------------


Crosswave Communications Inc.

                                   INCOME STATEMENT
---------------------------------------------------------------------------------------
                                  From April 1, 2002
                                  To  March 31, 2003
                                                                    (in thousand yen)
---------------------------------------------------------------------------------------
Item                                            Amount
---------------------------------------------------------------------------------------
Ordinary profit and loss
 (Operating profit and loss)
  Operating profit and loss
  related to telecommunications business
   Operating income
    Income from data
    transmission                                         10,962,924
    Exclusive income                                      4,426,558         15,389,483
                                                --------------------
   Operating expenses
    Business expenses                                     2,999,169
    Facility preservation
    expenses                                             10,151,072
    Common expenses                                          11,108
    Administrative expenses                               2,374,823
    Depreciation expenses                                   711,257
    Expenses for disposal of fixed assets                    10,678
    Utilization charges for communication
     facilities                                          10,954,016
    Taxes and duties                                        140,354         27,352,480
                                                ---------------------------------------
   Operating loss related to
   telecommunications business                                              11,962,997
  Operating profit and loss
  related to incidental business
   Operating income                                       4,634,567          4,634,567
                                                --------------------
   Operating expenses                                     5,300,084          5,300,084
                                                ---------------------------------------
   Operating loss related to
   incidental business                                                         665,516
                                                                    -------------------
  Operating loss                                                            12,628,514
 (Non-operating profit and loss)
  Non-operating income
   Interest received                                          6,041
   Miscellaneous income                                      69,132             75,174
                                                --------------------
  Non-operating expenses
   Interest paid                                            508,917
   Amortization of new stock issue expenses                 137,123
   Payment fees                                             178,356
   Exchange loss on foreign currency                        157,345
   Miscellaneous losses                                      69,944          1,051,687
                                                ---------------------------------------
  Ordinary loss                                                             13,605,026
                                                                    -------------------
 (Extraordinary profit and loss)
  Extraordinary loss
   Impairment loss on investment in equity
    securities                                               82,404
   Loss on valuation of
   golf club membership                                       9,950             92,354
                                                ---------------------------------------
  Loss before the taxes                                                     13,697,381
  Income tax, etc.                                                              12,659
                                                                    -------------------
  Net loss                                                                  13,710,041
  Loss brought forward from the previous period                             24,624,109
                                                                    -------------------
  Undisposed dificit for the current period                                 38,334,150
---------------------------------------------------------------------------------------

Notes:
1. Significant accounting policies

     (1)  Valuation standards and methods for securities
          Shares of subsidiaries: stated at cost based on the moving average method
          Other securities (for which fair market value is not quoted): stated at cost based on the moving average method

     (2) Valuation standards and methods for inventories (supplies): stated at cost based on the moving average method

     (3)  Depreciation methods of fixed assets
          Tangible fixed assets: straight-line method
          However, any depreciable asset whose acquisition value is JPY100,000 or more but less than JPY200,000 is depreciated in equal installments over three years.
          Intangible fixed assets: straight-line method
          The software used by the Company is depreciated by the straight-line method based on the anticipated number of useful years for internal use.

     (4)  Lease transactions
          Financing lease transactions, other than those in which ownership of the leased assets is deemed to transfer to the lessee, are recorded based on the same accounting method as is used for normal rental transactions.

     (5)  Deferred assets
          Stock issue expenses are amortized in equal installments over three years.

     (6)  Accounting for reserves
          Reserve for doubtful accounts:
          To prepare for losses from uncollectible accounts receivable, a reserve is appropriated, as for general receivables, based on the computation using the actual percentage of credit losses incurred (or the statutory percentage of addition to reserve, in the case that the statutory percentage of addition to reserve pursuant to the interim measures under the Corporate Income Tax Law exceeds the actual percentage of credit losses), while, as for specific receivables such as doubtful receivables, based on the collectibility of the individual receivables.

          Reserve for retirement allowances:
          To prepare for payment of employees' retirement allowances, an allowance is appropriated based on the amount of the retirement benefits obligations as of the end of the fiscal year under review. The difference arising from actuarial computations is expensed from the following period by amortization using the straight-line method over a certain number of years which is equal to or less than the average number of remaining service years of the employees at the time of accrual of such difference.

     (7)  Consumption tax, etc. Consumption tax is separately recorded.


2. Changes in the significant accounting policies

     (1) Accounting standards for treasury stocks, reversal of legal reserve, etc.

          As from the year under review, the Company applies the "Accounting Standards for Treasury Stocks, Reversal of Legal Reserve, Etc." (Corporate Accounting Standards No. 1). However, there is no effect brought by said change to the results of the year under review.

     (2)  Accounting standards for net income per share

          As from the year under review, the Company applies the "Accounting Standards for Net Income Per Share" (Corporate Accounting Standards No. 2) and "Application Policies of Accounting Standards for Net Income Per Share" (Corporate Accounting Standard Application Policies No. 4). However, there is no effect brought by said change to the results of the year under review.


3. Notes to balance sheet

     (1)  Accumulated depreciation of tangible fixed assets
          JPY1,204,421 thousand

     (2) Fixed assets, the ownership of which is withheld Part of the assets under "Buildings, Local lines, Civil engineering facilities, and Machinery and equipment" were purchased by an installment plan, etc., therefore the ownership thereof is withheld by the respective sellers. The balance of the payment obligation stands at JPY12,949,015 thousand.

     (3) Major foreign currency-denominated assets and liabilities are as itemized below.


                                    Yen (in thousand)    Foreign Currency (in thousand)
                                    -----------------    ------------------------------
            Bank deposits               JPY11,872                US$98
            Shares of
             subsidiaries               JPY208,356               US$1,901
            Accounts payable            JPY19,399                US$161

     (4)  Assets encumbered as security

          The following assets have been furnished as security for the long-term borrowings (JPY10,000,000 thousand), long-term accounts payable (JPY8,332,340 million) and current portion of the long-term accounts payable (JPY979,531 thousand):

            (Fixed Assets)                             (Book Value)
            Land (In Kohoku):                   JPY8,000,032 thousand
            Structures                          JPY520,256 thousand
             (including factory foundation JPY206,166 thousand)

            Local line facilities               JPY4,784,997 thousand
                  (including factory foundation JPY2,992,685 thousand)

            Civil engineering facilities        JPY336,055 thousand

            Buildings and building attachment   JPY5,306,429 thousand

            Machinery and equipment, etc.       JPY95,786 thousand

            Other intangible fixed assets       JPY246,504 thousand

            Investments in affiliates and investment securities
                                                JPY458,807 thousand

            (Current Assets)
            Bank deposits                       JPY825,162 thousand
            Accounts receivable                 JPY3,159,507 thousand

     (5)  Claims and liabilities to subsidiaries
          Short-term monetary claims:           JPY1,433,256 thousand
          Short-term monetary liabilities:      JPY812,805 thousand

     (6)  Fixed assets used under lease contracts
          Network facilities, computers, etc., apart from the fixed assets recorded on the balance sheet, are used under lease contracts.

     (7) The amount of JPY408,356 thousand recorded as "Investments in affiliates" under the item "Investments and other assets" represents the value of stockholding in subsidiaries.

     (8) Subscription rights by stock option and stock acquisition rights Subscription rights granted for stock option:
          Class of shares to be issued: common stock
          First Issue:

               Outstanding value of subscription rights: JPY1,210,596 thousand Issue Price per share: JPY318,578

            Second Issue:
               Outstanding value of subscription rights: JPY76,072 thousand Issue Price per share: JPY34,190

            Stock acquisition rights (SARs):
            First Issue:
                     Outstanding value of SARs:     JPY225,000 thousand
                     Issue price per SAR:           JPY750,000
                     Amount to be paid in upon exercise of SAR:
                                                    JPY3,859,500 per SAR
                     Number of SARs:                300

                     Class and number of shares issuable under SARs:
                              30,000 shares of common stock (100 shares per SAR)

     (9)  Loss per share for the term JPY27,313.01


4. Notes to income statement

(1)  Transactions with subsidiaries

     Sales                                 JPY5,203,284 thousand
     Operating expenses                    JPY1,955,406 thousand
     Turnover from non-operating
     transactions                          JPY246,878 thousand


5.Events or conditions which may cause substantial doubt about the premise of a going concern.

     The Company recorded a significant amount of operating loss of JPY11,261,479 thousand in the previous fiscal year and JPY12,628,514 thousand in the year under review, as well as substantial minus cash flow caused by business activities. Due to such circumstances, there is substantial doubt about the premise of a going concern.

     In order to improve the cash flow, the Company will receive JPY3.1 billion loans in total by the end of May 2003 from its major shareholders, Internet Initiative Japan Inc., Toyota Motor Corp. and Sony Corp. It will also receive additional JPY1.2 billion loans by the end of June 2003, which will make the newly acquired loans JPY4.3 billion in aggregate. Furthermore, the Company is presently negotiating with a syndicate of banks, the timing of drawdown and other loan terms using the JPY5 billion balance of the long-term credit line under the Syndicated Loan Agreement executed on May 21, 2002, as well as future business plans (including funding plans) thereafter with major shareholders.

     Financial statements and accompanying schedules have been prepared on the premise of a going concern, and do not reflect any effects of such substantial doubts.


Note: The aforementioned figures have been rounded down to the nearest 1,000 yen.

Crosswave Communications Inc.

                            Deficit Disposition Plan
                            ------------------------
                                 March 31, 2003


--------------------------------------------------------------------------------

Undisposed deficit for the current period      38,334,150,890 yen

                                               To be disposed as follows:

Undisposed deficit carried forward to
      the next period                               38,334,150,890 yen

--------------------------------------------------------------------------------

(Translation)

                          Independent Auditors' Report

                                                               Certified Copy
                                                                 May 28, 2003
Board of Directors
Crosswave Communications Inc.

                                           Asahi & Co.

                                           Representative Partner,
                                           Engagement Partner,
                                           Certified Public Accountant:
                                           Seijiro Noguchi (Seal)

                                           Engagement Partner
                                           Certified Public Accountant:
                                           Eiji Mizutani (Seal)

Pursuant to Article 2 of the "Law Concerning Special Measures under Concerning the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki -Kaisha)" of Japan, we have examined the balance sheet, the income statement of operations, the business report (with respect to accounting matters only), the proposed appropriation of loss and the supplementary schedules (with respect to accounting matters only) of Crosswave Communications Inc. for the fifth fiscal year from April 1, 2002 to March 31, 2003. The accounting matters included in the business report and the supplementary schedules referred to above are based on the Company's and its subsidiaries' books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary. As for the business results and assets over the past three years as presented in the business report, since the Company became subject to audit from its second fiscal year pursuant to Article 2 of the above mentioned law, business results and assets of the first fiscal year therein are based on unaudited financial statements.


As a result of our examination, we are of the opinion that:

(1) The balance sheet and the income statement present fairly and accurately the financial condition and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation;

(2) The business report (with respect to accounting matters only) present fairly and accurately the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, except for those of which examination necessary for audit was unable to be made as set forth in the categories relating to the outline of audit methods;

(3) The proposed disposition of loss is in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation; and

(4) There are no matters in the supplementary schedules (with respect to accounting matters only) which the Commercial Code of Japan requires to be brought to attention.

Emphasis on matters:
As described in the Notes of additional information, the Company recorded a significant amount of operating loss of JPY11,261,479 thousand in the previous fiscal year and JPY12,628,514 thousand in the year under review, as well as substantial minus cash flow caused by business activities. Due to such circumstances, there is substantial doubt about the premise of a going concern. Business plan for such circumstances are described in said Notes. Financial statements and accompanying schedules have been prepared on the premise of a going concern, and do not reflect any effects of such substantial doubts.

Our firm and the engagement partners do not have any interest in the Company with respect to which disclosure is required under the provisions of the Certified Public Accountants Law.

                                                                           -end-




The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(Translation)

                  AUDIT REPORT BY STATUTORY ACCOUNTING AUDITORS

                                                                  Certified Copy

                                  AUDIT REPORT
                                  ------------

     We, the Board of Statutory Auditors, have obtained reports of the methods of the audit and its results from each Statutory Auditor with respect to the Director's execution of duties for the fifth fiscal year from April 1, 2002 to March 31, 2003, and have prepared this Audit Report after deliberation and hereby report as follows:


1.   Outline of Audit Methods by the Statutory Auditors
     --------------------------------------------------

     Each Statutory Auditor, according to the auditing policy and the respective responsibilities, etc. as determined by the Board of Statutory Auditors, not only attended the Board of Directors' meeting and other important meetings, but also interviewed the Directors, etc. for the business reports, reviewed important documents, including those authorizing significant business decisions, and examined the business affairs and the properties at the head office and other principal places of business, as well as obtained business reports from subsidiary companies where necessary. In addition, we received reports and explanations from independent auditors and also examined financial statements and attached supplementary schedules.

     With respect to competing transactions by Directors that compete with the Company, transactions implying a conflicts of interests between Directors and the Company, gratuitous distributions of benefits by the Company, irregular transactions with the subsidiaries or the Company's shareholders, and acquisition and disposition of treasury stocks, etc., we investigated the transactions closely and obtained reports from Directors and others, as necessary, in addition to the above stated auditing procedure.


2.   Results of Audit
     ----------------

(1) We confirm that the auditing methods applied by Asahi & Co. as independent auditors and the results thereof are appropriate;

(2) We confirm that the business report has been prepared in accordance with the applicable laws, regulations and the Articles of Incorporation and shows a fair and accurately representation of the conditions of the Company;

(3) There are no irregularities with respect to the proposed disposition of losses, as examined in light of the Company's business affairs and the properties, etc;

(4) The supplementary schedules is a fair and accurate representation of the items to be stated and there are no irregularities therein; and

(5) With respect to the execution of Directors' duties, there are no misconduct issues or material facts in violation of the applicable laws, regulations or the Articles of Incorporation.

     Further, with respect to transactions of Directors that compete with the Company, transactions which involve any conflict of interest between Directors and the Company, gratuitous distributions of benefits of the Company, irregular transactions with a subsidiary or a shareholder of the Company, and acquisitions and dispositions of treasury stocks, etc., we have observed no infringement of duties by any Director.


May 30, 2003

                                              Crosswave Communications Inc.
                                              Board of Statutory Auditors

                                                 Full-time Statutory Auditor:
                                                 Keiichi Hasebe (Seal)

                                                 Statutory Auditor:
                                                 Takemi Nagasaka (Seal)

                                                 Statutory Auditor:
                                                 Masako Tanaka (Seal)

                                                 Statutory Auditor:
                                                 Hideki Matsushita (Seal)


(Note) All of the Statutory Auditors are outside statutory auditors prescribed by Article 18-1 of Paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audits, etc. of Stock Companies (Kabushiki Kaisha) (Law No. 18).

                                                                         - End -



The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(Translation)
                Reference Documents with Respect to Solicitation
                       to Exercise Voting Rights by Proxy


1. Solicitor who solicits shareholders to exercise their voting rights by proxy:
     Crosswave Communications Inc.
     Koichi Suzuki, Representative Director

2.   Total number of voting rights of all shareholders: 501,960

3.   Agenda of the meeting and reference matters:

Item 1: Approval of disposal of losses for the 5th fiscal year

     The method of disposal of losses for the 5th fiscal year is as stated in the document attached hereto.

Item 2: Amendment to the Articles of Incorporation

     You are requested to approve amendments to the present Articles of Incorporation as follows:

1.Reason for the amendments:

     (1) With the expansion of data center business, including the opening of Yokohama Data Center No. 1 and Saitama Data Center No. 1, our data center business projects are becoming more diversified. Our network business projects that provide a wide range of solutions to customers are also increasing. In order to reflect such trends and realities, the Objects of the Articles of Incorporation shall be amended. Article to be amended: Article 2 (Objects)

     (2) Upon introduction of the Law Amending a Part of the Commercial Code, etc. (Law No. 44 of 2002: date of enforcement; April 1, 2003), a new system to nullify lost share certificates was introduced, and the rule concerning the quorum for a special resolution at the general meeting of shareholders held for amendment of articles of incorporation, etc. was deregulated. In order to provide for a register of lost share certificates, amendments to provisions shall be made, as necessary. Article to be amended: Article 6 (Transfer Agent)

2.Particulars of amendments:
    Particulars of amendments are as follows:

(The amendments are indicated by underlines.)
------------------------------------------------------------------- ----------------------------------------------------------------
                Present Articles of Incorporation                                        Proposal of Amendment
------------------------------------------------------------------- ----------------------------------------------------------------
Article 2. (Objects)                                                 Article 2.          (Objects)
----------                                                           ----------
The objects of the Company shall be to engage in the following       The objects of the Company shall be to engage in the
categories of business:                                              following categories of business:
1. The telecommunications business as set forth in the               1. The telecommunications business as set forth in
Telecommunications Business Law; and                                 the Telecommunications Business Law;
2. Any and all businesses related or incidental to the               2. Contracts for works of telecommunications facilities and
foregoing.                                                           other facilities incidental thereto;
                                                                     3. Development, maintenance, sales and lease of
                                                                     telecommunications facilities and other facilities incidental thereto;
                                                                     4.Development, manufacture, sales, lease and maintenance of telecommunications equipment, systems and software; and
                                                                     5. Any and all businesses related or incidental to the
                                                                     foregoing.

----------------------------------------------------------------- ----------------------------------------------------------------
Article 6. (Transfer Agent)                                          Article 6. (Transfer Agent)
----------                                                           ----------
1. The company shall have a transfer agent for its shares and         1. The company shall have a transfer agent for its shares and
fractional unit shares.                                               fractional unit shares.
2. The transfer agent and its place of business shall be              2. The transfer agent and its place of business shall be
designated in accordance with the resolution of the Board of          designated in accordance with the resolution of the Board of
Directors.                                                            Directors.
3. The register of shareholders and the register of fractional        3. The register of shareholders, the register of fractional
unit shareholders of the Company shall be kept by the transfer        unit shareholders and the register of lost share certificates
agent at its place of business, and affairs concerning transfer       of the Company shall be kept by the transfer agent at its
of title to shares, registration of pledge, indication of trust       place of business, and affairs concerning transfer of title to
properties, non-holding of share certificates, reports to be          shares, registration of pledge, indication of trust
given by shareholders, reissuance of share certificates,              properties, non-holding of share certificates, acceptance of
registration in the register of fractional unit shareholders,         reports, delivery of share certificates, registration or
purchase of fractional unit shares and other matters concerning       recording in the register of shareholders, the register of
shares and fractional unit shares shall be handled by the             fractional unit shareholders and the register of lost share
transfer agent, and the Company shall not handle any such matters.    certificates and other matters concerning shares and other matters concerning the shares and fractional unit shares shall be handled by the transfer agent, and the Company shall not handle any such matters.
----------------------------------------------------------------- ----------------------------------------------------------------



Item 3: Election of six directors
    Shareholders are asked to approve the election of six directors upon expiration of the term of office of all the present directors at the close of this ordinary meeting of shareholders.



The candidates for directors are as follows:
                                                               (Persons marked with # are Representative Directors of the Company)
------------------------------- -------------------------------------------------------------------------- -----------------------
      Name and date of birth                             Brief summary of career                           Number of the Company
                                                                                                                shares owned
------------------------------- -------------------------------------------------------------------------- -----------------------
                                - Appointed as Director of Internet Initiative Japan upon establishment
#Koichi Suzuki                    thereof in December 1992                                                         Nil
September 3, 1946               - Appointed as Representative Director & President of Internet
                                  Initiative Japan (position currently held) in April 1994
                                - Appointed as Representative Director & President of the
                                  Company (position currently held) upon establishment thereof in October 1998

                                (Other representative positions at other major companies)
                                Representative Director & President of Internet Initiative Japan
------------------------------- -------------------------------------------------------------------------- -----------------------
                                -  Became Chief of General Affairs Section, Tax Bureau of the Ministry of
#Yasuharu Fushimi                  Finance in July 1998                                                             Nil
August 4, 1950                  -  Appointed as Advisor to the Company in August 1999
                                -  Appointed as Representative Director &
                                   Vice President of the Company (position
                                   currently held) in May 2000

                                (Other representative positions at other major companies)
                                President & CEO of IIJ America Inc.
------------------------------- -------------------------------------------------------------------------- -------------------
                                - Appointed as Director of Internet Initiative Japan in June 1998
#Akio Onishi                    - Appointed as Director of the Company in June 1999                                 Nil
December 9, 1958                - Appointed as Representative Director & Vice President of the Company
                                   (position currently held) in May 2000
------------------------------- -------------------------------------------------------------------------- -------------------
                                - Became Managing Director of International Digital Communications in
Takehisa Hayashi                   June 1998                                                                        Nil
January 1, 1944                 - Appointed as Director of the Company in August 1999
                                - Appointed as Managing Director of the Company (position currently held) in May 2000
------------------------------- -------------------------------------------------------------------------- -------------------
                                - Appointed as Director of Sony Communication Network Corporation in
Senji Yamamoto                     November 1995                                                                    Nil
April 14, 1946                  - Appointed as Representative Director & President of Sony Communication
                                   Network Corporation (position currently held) in January 1998
                                - Appointed as Director of the Company upon establishment thereof
                                   (position currently held) in October 1998

                                (Other representative positions at other major companies)
                                Representative Director & President of Sony Communication Network
                                Corporation
------------------------------- -------------------------------------------------------------------------- -------------------
                                - Joined US Business Dept. of Toyota Motor Corporation in February 1992
Hiroshi Tawada                  - Seconded to Teleway Japan Corporation as Assistant Manager of Osaka               Nil
September 11, 1951                 Branch Office in January 1996
                                - Returned to Business Promotion Office of Data Communication Dept.,
                                   Toyota Motor Corporation in January 1998
                                - Became Chief of Business Office of Network Business Dept., Toyota
                                   Motor Corporation (position currently held) in January 2003
------------------------------- -------------------------------------------------------------------------- -------------------

Messrs. Senji Yamamoto and Hiroshi Tawada are candidates for outside directors as provided for in Article 188-2, Item 7-2 of the Commercial Code.
                                                                           -end-